Exhibit 99.1

FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: IM Cannabis Corp. (the “Issuer” or “IMC”)

Trading Symbol: IMCC

Number of Outstanding Listed Securities as of 1/31/2024:

13,394,136 Common Shares

Date: February 7, 2024

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

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On January 12, 2024, the Issuer announced that the final sixth payment of the Oranim Pharmacy Acquisition and the reconciliation between the parties regarding the remaining transaction  payments are being rescheduled to April 15, 2024. Through the transaction, completed on March 28, 2022, IMC Holdings Ltd. acquired 51% of the rights in Oranim Pharm Partnership through the acquisition of Oranim Plus. As part of the transaction consideration, NIS 5,363K or 1,930K CAD were supposed to be paid in six installments throughout 2023, with the final payment due February 15, 2024. Through a new amendment signed January 10, 2024, the sixth (6) payment as well as the reconciliation between the parties regarding all remaining unpaid installments has been postponed to April 15, 2024. All six installments (that remain unpaid) will incur a 15% interest charge. Failure to meet the remaining payments will result in the transfer of IMC Holdings Ltd. shares (51%) back to the seller, along with the revocation of the transaction.

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On January 31, 2024, the Issuer announced that that it has received a 180 calendar day extension, until July 29, 2024, from the Nasdaq Stock Market ("Nasdaq"), to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) (the "Bid Price Rule").

The Bid Price Rule stipulates that the bid price of the Issuer 's common stock must close at $1.00 per share or more for a minimum of 10 consecutive business days. On August 1st, 2023, the Issuer received notice from Nasdaq that based on the previous 30 consecutive business days, the Company's listed security no longer met the minimum $1.00 bid price per share requirement. Therefore, in accordance with the Bid Price Rule, the Issuer was provided 180 calendar days, or until January 29, 2024, to regain compliance. The listed security has not regained compliance with the minimum $1 bid price per share requirement. However, Nasdaq's Staff has determined that the Issuer is eligible for an additional 180 calendar day period, or until July 29, 2024, to regain compliance. The Issuer will continue to monitor the closing bid price of its common stock and plans to pursue available options to regain compliance with the Bid Price Rule, including potentially pursuing a reverse stock split. If the Company authorizes a reverse stock split, it will plan to effectuate the split no later than ten business days prior to the end of the extension in order to regain compliance.

2.	Provide a general overview and discussion of the activities of management.

Management of the Issuer (“Management”) is focused on continuing the Issuer’s growth in the cannabis markets in which it currently operates. Management is focused on managing its international assets and supply chain in order to maximize Issuer-wide revenue and margins and continues to focus on its entry into the medical cannabis distribution and retail segments in Israel. Management also continues to identify and pursue new strategic investments and growth opportunities in Israel and Europe, including, but not limited to, securing additional supply, distribution and sale agreements in Germany through Adjupharm GmbH (“Adjupharm”) and in Israel through its subsidiaries and Focus Medical Herbs Ltd. (“Focus Medical”).

By exiting the Canadian cannabis market, Management is seeking to focus its resources and maximize efficiency for future success. Management is reinforcing its Israeli and German operations and preparing to leverage its expertise into building market leadership in the European medical cannabis market and to be fully ready to capitalize on the recreational market upon legalization.

3.
Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

In January 2024, Adjupharm launched a new high THC premium cannabis strain Germany called “Purple Grape”.

4.
Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

Not Applicable.

5.
Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

On January 2024, a supply, distribution and sale agreement was signed in Germany through Adjupharm GmbH with GreenTec Holdings Ltd.

6.
Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

Not Applicable.

7.
Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

Not Applicable.

8.	Describe the acquisition of new customers or loss of customers.

Not Applicable.

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

Not Applicable.

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

In January 2024, the Issuer hired 1 new employees and 3 resignations or terminations of employees occurred.

11.	Report on any labour disputes and resolutions of those disputes if applicable.

Not applicable.

12.
Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

Not applicable.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

On October 11, 2022, IMC Holdings entered into a loan agreement with A.D.I. Car Alarms Stereo Systems Ltd (“ADI” and the “ADI Agreement”), to borrow a principal amount of NIS 10,500 thousands (approximately $4 million) at an annual interest of 15% (the “ADI Loan”), which is to be repaid within 12 months of the date of the ADI Agreement. The ADI Loan is secured by a second rank land charge on the Logistics Center of Adjupharm. In addition, CEO and Director of the Company, provided a personal guarantee to ADI should the security not be sufficient to cover the repayment of the ADI Loan.

On October 25, 2023, IMC Holdings and ADI signed an amendment to the ADI Agreement, extending the loan period by an additional 3 months, until January 24, 2024. During this extended period, the interest rate is 15%, with associated fees and commissions of 3% per annum for the application fee and an origination fee of 3% per annum.

The Company has been in contact with ADI's representatives in an attempt to negotiate an extension of the repayment of the ADI Loan or to explore other potential solutions.

14.	Provide details of any securities issued and options or warrants granted.

Not Applicable.

15.	Provide details of any loans to or by Related Persons.

Not Applicable.

16.	Provide details of any changes in directors, officers or committee members.

Not Applicable.

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

Global economies are currently experiencing elevated levels of inflation, including in the Issuer’s primary production markets, which could curtail levels of economic activity. Inflation concerns are in part driven by the increase in the cost of goods as input costs continue to increase due to several external factors, including but not limited to, general uncertainties caused by the Ukraine war, the global supply chain constrictions and rising energy prices. As such, delivery and distribution costs, utility costs and other necessary supplies at an economic cost cannot be assured. The impact of inflation and supply shortages on the integral components of the Issuer’s business could reasonably impact the Issuer’s future economic performance and competitiveness, as it may entail a meaningful increase in costs for various goods and services that the Issuer may not be able to pass onto patients or customers. In addition, the Issuer’s operations could also be affected should interest rates, inflation or unemployment reach levels that change consumer trends and spending and subsequently impact the sales and profitability of the Issuer.

The war in Ukraine may also have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains and the financial and capital markets. These disruptions could cause interruptions in supplies and other services from third parties upon which the Issuer relies; decrease demand for products; and cause staff shortages, reduced customer traffic and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Issuer, its subsidiaries and Focus Medical.

As of February 2023, and to date, Israel is undergoing political and social instability relating to the judicial and legislative reforms proposed by the newly elected government, creating certain instability and uncertainty. This instability which has a certain effect on the activity of the financial markets may cause material impact on the Issuers’ ability to operate in the Israeli market.

The Israeli ministry of health announced the anticipated medical cannabis regulatory reform on August 7, 2023 (the "Reform"). The new regulations will remove many of the heavy regulations in the sector, making medical cannabis more accessible to patients as well as boosting export, all of which may materially and positively impact the business, financial condition and results of operations of the Issuer, its subsidiaries and Focus Medical. On December 8, 2023, the Issuer announced a 3-month delay of the anticipated Reform. Due to the Israel-Hamas war, the anticipated implementation of the Reform, originally scheduled for December 29, 2023, has been postponed by three months. For further explanation please see section 1 above.

On October 7, 2023, a war between the terror organization Hamas and Israel began. This war has an impact on the company's business operations. The company has suffered a negative impact in Q4 2023 and there will be a potential positive effect in the medium to long term. The company has experienced damages to its ability to function, affecting various aspects, including employees, supplies, imports, sales, and more.

While there are damages, it is still too early to fully assess the extent of their impact. However, the first and certain effect of the war is the postponement of the medical cannabis reform, which was initially set to commence on December 29, 2023.

Additionally, based on data published by the Ministry of Health through the medical cannabis unit, there has been a significant increase in the number of patients with medical cannabis licenses since November 2023 and until now. At this stage, the Issuer is unable to assess whether this is a direct effect of the war, but it will likely be possible to evaluate this in the coming months.

Furthermore, the Israeli government has published a compensation outline in response to the impact of the war on businesses in Israel. The Issuer has submitted all the required forms according to the outlined criteria and has started to receive advances on future payments, though the full scope and timetables for their receipt are not yet known to the Issuer.

"Anti-Dumping” investigation into cannabis imports from Canada

On January 18, 2024 A notice on the Israeli Government’s website dated, was addressed to 10 different Canadian cannabis producers: Village Farms International, Organigram Holdings, Tilray Canada, Hexo Corp (owned by Tilray), The Green Organic Dutchman, Canopy Growth Corporation, SNDL, Cronos Group, Auxly Cannabis Group, Decibel Cannabis, and all the medical cannabis manufacturers in Canada who export their goods to Israel.

The Commissioner for Trade Levies at the Ministry of Economy and Industry, announced by virtue of his authority according to Section 24(d) of the Law on Trade Levies and Defence Measures, 5591 – 1991, of his decision to open an investigation on his own initiative into the export import of cannabis from Canada, after he found that special circumstances of actual damage exist or the probability of actual damage to the local manufacturing industry and a causal link between the imported imports and said damage.

The notice also included a letter sent to Michael Mancini, the Chief Commercial Counselor with the Embassy of Canada, informing them of the investigation, dated January 15, 2024.

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there were no material information concerning the Issuer which has not been publicly disclosed.

3.
The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated: February 7, 2024

Oren Shuster
Name of Director or Senior Officer

“Oren Shuster”
Signature

Chief Executive Officer
Official Capacity

Issuer Details Name of Issuer IM Cannabis Corp.	For Month End January 2024	Date of Report YY/MM/D 2024/2/7
Issuer Address 550 Burrard Street, Suite 2300, Bentall 5
City/Province/Postal Code Vancouver, BC V6C 2B5	Issuer Fax No. ( )	Issuer Telephone No. +972 542815033
Contact Name Michal Lebovitz Nissimov	Contact Position General Counsel	Contact Telephone No. +972 542815033
Contact Email Address Michal.l@imcannabis.com	Web Site Address http://www.imcannabis.com/